CERTIFICATE OF AMENDMENT
to the
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
SIGYN THERAPEUTICS, INC.

SIGYN THERAPEUTICS, INC., formerly known as Reign Resources Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is Sigyn Therapeutics, Inc. The Corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2014 (the "Original Certificate"); the Corporation's First Amended and Restated Certificate of Incorporation (the "First Amended and Restated Certificate") was filed on and as of May 5, 2015, which restated the Original Certificate in its entirety; the Corporation's Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate") was filed on December 22, 2015, which amended and restated the First Amended and Restated Certificate in its entirety; Amendments to the Second Amended and Restated Certificate of Incorporation were filed on March 21, 2017, October 30, 2019, April 27, 2020, and October 13, 2020. The Corporation filed a Certificate of Designation on June 29, 2023, and a Certificate of Correction to the Certificate of Designation was filed on January 10, 2024.

SECOND: ARTICLE IV of the Corporation's Fourth Amended and Restated Certificate shall be amended by designated the first paragraph as "Section 4.1" and inserting the following at the end of such Article, which shall read as follows:

> Section 4.2 Reverse Stock Split. Effective at 12:01am on January 31, 2024 (the "Effective Time") of this Certificate of Amendment, each 40 shares of the Corporation's Common Stock, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one fully paid and nonassessable shares of common stock, par value of $0.001 per share (the "New Common Stock"), subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 23rd day of January, 2024.

SIGYN THERAPEUTICS, INC.

By:

Name: James Joyce

Title: Chief Executive Officer